20009401

PUBLIC

SEC
Mail Processing
Section

FEB 28 2020

Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McCafferty & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 Avenue of the Stars #370
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colin McCafferty — (310) 551-4040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Ave #230	Chatsworth	California	91352
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Colin McCafferty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCafferty & Company, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Colin McCafferty
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

LEANDRA YAHOLA
Notary Public - California
Los Angeles County
Commission # 2276712
My Comm. Expires Feb 4, 2023

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2020, Colin McCafferty proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature ____________________
Signature of Notary Public

SMRH:4841-7597-6343.1

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Partner of
McCafferty & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of McCafferty & Company, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of McCafferty & Company, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of McCafferty & Company, LLC's management. Our responsibility is to express an opinion on McCafferty & Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McCafferty & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

We have served as McCafferty & Company, LLC's auditor since 2018.

Chatsworth, California
February 27, 2020

McCafferty & Company, LLC
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	757,312
Accounts receivable		33,035
Prepaid expenses and security deposit		22,183
Operating lease right-of-use asset		547,634
Property and equipment, net		23,022
Total assets	$	1,383,186

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	62,982
Deferred revenue		125,000
Operating lease obligations		560,026
Total liabilities		748,008
Commitments and contingencies		
Member's equity		
Member's equity	$	635,178
Total member's equity		635,178
Total liabilities and member's equity	$	1,383,186

The accompanying notes are an integral part of these financial statements

MCCAFFERTY & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

1. ORGANIZATION AND NATURE OF BUSINESS

Organization

McCafferty & Company, LLC (the "Company") was organized in the State of California on April 13, 2006. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company provides advisory and consulting services primarily in the media, entertainment, and telecommunications industry.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation /Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities and derivative positions are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.*

Accounts Receivable Policy

Accounts receivable are carried at original invoice amount less an allowance for doubtful accounts, if needed, based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts on an account-by-account basis. Receivables are written-off when deemed uncollectible. Recoveries of receivables previously written-off are recorded when received. Management, at their discretion, can charge interest on outstanding receivables. As of December 31, 2019, no allowance was recorded for doubtful accounts.

Revenue Recognition

Consulting income consists of retainer fees and success fees as well as periodic fees related to strategic advisory work such as providing fairness opinions and valuation analyses. Consulting income from retainer fees is recorded over time as performance obligations are satisfied. Success fee income is recognized at a point in time when a transaction is consummated within the specific terms of an agreement as the related performance obligation is to successfully broker a specific transaction. Strategic advisory revenues are recorded when the transactions or the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable and collection is reasonably assured. See Note 6, Revenue from Contracts with Customers for further information. If collectivity is not reasonably assured, management does not recognize the revenues.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes is included in these financial statements.

The Company files tax returns in the California state jurisdiction. The Company believes that it has appropriate support for the positions taken on its tax returns and that the limited liability company status would be sustained on examination. The Company is no longer subject to examination by the California state jurisdiction prior to 2016.

Property and equipment

Property and equipment, net is stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Repairs

and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Statement of Cash Flows

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Subsequent Events

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through February 27, 2020, the date the financial statements were issued. Based upon this evaluation, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1, that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Mutual Funds. Mutual Funds equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy.

At December 31, 2019, the Company had no assets measured at fair value on a nonrecurring basis and no liabilities measured at fair value on a recurring or nonrecurring basis.

4. INCOME TAXES

As discussed in the summary of significant accounting policies (Note 2), all tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for federal income taxes in included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2019, the income tax provision consists of the following for the State of California and the City of Los Angeles:

Franchise tax	$	326
Gross receipts tax		10,128
	$	10,454

5. PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification with useful lives as follows:

Furniture and fixtures	$	46,950	5-7 years
Automobile		15,995	5 years
Computer equipment		68,188	3-5 years
Leasehold improvements		24,209	3 years
		155,342	
Less accumulated depreciation		(132,320)	
	$	23,022	

Depreciation expense totaled $4,958 for the year ended December 31, 2019 and is included in other operating expenses on the statement of income.

6. REVENUES FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is

recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties. The following provides detailed information on the recognition of revenues from contracts with customers: Consulting Income Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements. Financial advisory services primarily consist of fees generated in connection with merger, acquisition and restructuring transactions. Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the statement of income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income. Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied and collection is assured. Retainer fees from merger and acquisition engagements are fixed fees recognized over time as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2019. Contract Balances Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of December 31, 2019, there was $125,000 in deferred retainer revenue. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2019, there were $36,815 of reimbursed expenses.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $556,936, which was $543,577 in excess of its minimum net capital requirement of $13,359; and the Company's ratio of aggregate indebtedness ($200,374) to net capital was .36 to 1.

The Company is exempt from the provisions of Regulation 15c3-3(k)(2)(i) because the Company did not carry margin accounts, and did not otherwise hold funds or securities for, or owe money or securities to, customers.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the FDIC, up to $250,000, or the SIPC, up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2019, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Leases

The Company leases identified assets comprising real estate and equipment. Real estate leases consist primarily of office space and equipment leases consist of vehicles. At the inception of a contract, the Company assesses whether the contract is, or contains, a lease. The Company's assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefit from the use of the asset throughout the term, and (3) whether the Company has the right to direct the use of the asset. At inception of a lease, the Company allocates the consideration in the contract to each lease and non-lease component based on the component's relative stand-alone price to determine the lease payments. Lease and non-lease components are accounted for separately.

Leases are classified as either finance leases or operating leases based on criteria in Accounting Standards Codification ("ASC") 842. The Company's operating leases are generally comprised of real estate and equipment.

Right-of-use ("ROU") assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company's leases generally do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date if the implicit rate cannot be determined. The operating leases were imputed at an interest rate of 6.5%.

Payments based on a change in the Company's portion of the operating expenses, including real estate taxes and insurance, are recorded as a period expense when incurred.

Lease expense for operating leases, consisting of lease payments, is recognized on a straight-line basis over the lease term. Included in lease expense are any variable lease payments incurred in the period that were not included in the initial lease liability.

The Company's leases have lease terms of 3-5 years. The Company has elected not to recognize ROU assets and lease liabilities for short-term operating leases that have a term of 12 months or less.

In May 2019, the Company entered into a lease agreement for its operating facility under an operating lease expiring in April 30, 2024. The lease requires the Company to pay fixed monthly rents with additional variable expenses. In November 2019, the Company entered into a vehicle lease expiring in October of 2022. The future minimum lease payments for these leases are as follows:

Year ending December 31,

2020	$	133,534
2021		137,997
2022		154,183
2023 and thereafter		206,428
Total lease payments		632,142
Less imputed interest		72,116
Total	$	560,026

Rent expense for the year ended December 31, 2019 aggregated to $134,945 and is included in the *Occupancy* expense line item on the statement of income.

Vehicle lease expenses for the year ended December 31, 2019 aggregated to $959 for this lease and is included in the other operating expenses line items in the statement of income.

Supplemental cash flows information for leases was as follows:

Right of use assets obtained in exchange for lease obligations:	
Operating leases	$602,588

9. GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a

guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

10. CUSTOMER CONCENTRATION

For the year ended December 31, 2019, the Company had two major customers which represented 21 percent and 57 percent, respectively of the Company's consulting revenue. A customer is considered major when the customer represents more than 10 percent of the total net revenue for the year ended December 31, 2019.

11. RECENTLY ISSUED ACCOUNTING STANDARDS AND GUIDANCE

Recently adopted accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". ASU No. 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet for leases classified as operating leases under previous guidance. The accounting for finance leases (capital leases) was substantially unchanged. The original guidance required application on a modified retrospective basis with adjustments to the earliest comparative period presented. In August 2018, the FASB issued ASU No. 2018-11, "Targeted Improvements to ASC 842," which included an option to not restate comparative periods in transition and elect to use the effective date of ASU No. 2016-02 as the date of initial application, which the Company elected. As a result, the balance sheet prior to January 1, 2019 was not restated, and continues to be reported under previous guidance that did not require the recognition of operating lease liabilities and corresponding lease assets on the consolidated balance sheet. With the adoption of ASU No. 2016-02 on January 1, 2019, the Company did not have any leases subject to the new guidance as all were under twelve months. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical lease classification, not reassess prior conclusions related to expired or existing contracts that are or that contain leases, and not reassess the accounting for initial direct costs. Additional information and disclosures required by ASU No. 2016-02 are contained in Note 8.

Recently issued accounting pronouncements not yet adopted

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-15, "Intangibles–Goodwill and Other–Internal–Use Software (Topic 350): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract." ASU No. 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract, with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU No. 2018-15 is effective for the Company on a prospective or retrospective basis beginning on January 1, 2020, with early adoption permitted. The Company is currently evaluating the impact of ASU No. 2018-15 on its financial condition, statement of income and statement of cash flow.

In August 2018, the FASB issued ASU No. 2018-14, "Compensation–Retirement Benefits–Defined Benefit Plans–General (Topic 715): Disclosure Framework–Changes to the Disclosure Requirements for Defined Benefit Plans." ASU No. 2018-14 removes certain disclosures that are not considered cost beneficial, clarifies certain required disclosures and requires certain additional disclosures. ASU No. 2018-14 is effective for the Company on a retrospective basis beginning in the year ending December 31, 2020, with early adoption permitted. The Company is currently evaluating the impact of ASU No. 2018-15 on its financial condition, statement of income and statement of cash flow; however, since the Company currently does not have any retirement benefits to which this standard would apply and as such no disclosure has been made.

In August 2018, the FASB issued ASU No. 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement." ASU No. 2018-13 removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. ASU No. 2018-13 disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. ASU No. 2018-13 is effective for the Company beginning on January 1, 2020, with early adoption permitted. Certain disclosures in the new guidance will need to be applied on a retrospective basis and others on a prospective basis. The Company is currently evaluating the impact of ASU No. 2018-13 on its financial condition, statement of income and statement of cash flow

In January 2017, the FASB issued ASU No. 2017-04, "Intangibles and Other (Topic 350): Simplifying the Test for Goodwill Impairment", which eliminates the requirement to calculate the implied fair value of goodwill, but rather requires an entity to record an impairment charge based on the excess of a reporting unit's carrying value over its fair value. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after

December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of ASU No. 2017-04 on its financial condition and statement of income.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". The accounting standard changes the methodology for measuring credit losses on financial instruments and the timing when such losses are recorded. ASU No. 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. The Company does not hold any financial instruments to which this standard would apply and as such no disclosure has been made.

12. NOTE PAYABLE - LINE OF CREDIT

In 2010, the Company entered into a secured line of credit with JPMorgan Chase Bank for $250,000. The line of credit bears interest at LIBOR plus 3.094%. The line of credit is secured with business assets, inventory, equipment, accounts, chattel paper, documents, instruments and letter of credit rights. At December 31, 2019, no amounts were drawn on the line of credit.